TELUS TO CREATE CANADA'S LARGEST
                                WIRELESS COMPANY


Transaction Highlights

     o TELUS to acquire national digital wireless company, Clearnet, in a transaction valued as equity plus debt at $6.6 billion

     o    Largest telecommunications acquisition in Canada's history

     o The combination of TELUS and Clearnet's wireless operations will become Canada's largest wireless company in terms of annual revenues, customer growth and wireless spectrum position

     o    Transaction sets stage for wireless, data and Internet growth


Pro forma Financial and Operating Highlights

     TELUS (1) including Clearnet

     o    Revenues: $6.5 billion

     o    EBITDA: $2.3 billion

     o    Net income before goodwill charges: $190 million

     o    Cash EPS: $0.64 (2)

     o    Number of employees: 26,200

[FN]
     (1) TELUS pro forma results based on six months ending June 30, 2000 (unaudited annualized), as if the Clearnet purchase had occurred on January 1, 2000 (not giving effect to synergies)

     (2)  Based on 290.8 million average shares outstanding

     Combined wireless entity (TELUS Mobility and Clearnet) (3)

     o    Revenues: $1.5 billion

     o    EBITDA: $214 million

     o    Number of licensed POPs: 30.7 million

     o    POPs with digital coverage: 21.2 million

     o    Number of customers: 1.8 million

     o    Average churn rate: 1.74%

     o    Net customers added: 408,972

     o    ARPU: $57.46

[FN]
     (3)  Trailing twelve months to June 30, 2000

Note: all dollar figures in Canadian dollars unless otherwise indicated.

                              Details of the Offer


     o    Value of offer per Clearnet share: $70.00 per share

     o Clearnet shareholders are being offered $70, payable in cash or 1.636 Non-Voting shares of TELUS for each Clearnet share subject to the aggregate consideration being 50 per cent cash and 50 per cent TELUS Non-Voting shares

               o based on the weighted average trading price of TELUS Non-Voting shares on August 18, 2000

     o Clearnet shareholders will have the ability to elect all cash or shares or any combination, subject to pro-ration

     o    Total value of transaction: $6.6 billion

               o $4.6 billion for Clearnet shares plus $2.0 billion of Clearnet debt

               o    Total consideration:

                       o    $2.3 billion cash

                       o    $2.3 billion in TELUS Non-Voting shares

     o The boards of directors of both companies have approved the transaction

     o Certain Clearnet shareholders holding an aggregate of more than 86 per cent of the voting interest in Clearnet and more than 30 per cent of the economic interest in Clearnet have agreed to tender all of their shares to the takeover offer

     o The Clearnet Board of Directors recommends Clearnet shareholders accept the TELUS offer

     o    Conditions precedent to closing:

               o    Tender of 66 2/3 percent of each class of Clearnet shares

               o    All regulatory approvals

               o    Other normal conditions

     o Clearnet shareholder takeover documentation expected to be mailed in September

     o    Transaction expected to close in late October

TELUS Corporation Backgrounder

TELUS Corporation is the largest telecommunications company in Western Canada and the second largest in the country. It offers a full range of telecommunications products and services - local, long distance, wireless, data, Internet and e-business.

     o TELUS had assets of $8.7 billion at June 30, 2000, and, in the 12 months ended June 30, 2000 reported revenues of $6.0 billion and EBITDA of $2.4 billion.

     o TELUS, based in Western Canada, has more than 26,200 employees throughout Canada.

     o TELUS's Voting Common shares and Non-Voting shares trade on the Toronto Stock Exchange under the symbols T and T.A. The total market capitalization as at August 18, 2000 was $10.5 billion. The company's Common shares are subject to a foreign ownership restriction of 33.3%.

     o TELUS has an alliance with Verizon Communications (NYSE: VZ) through GTE Corporation. Verizon, one of the largest telecommunications companies in the United States, resulted from the merger of GTE Corporation and Bell Atlantic. Verizon owns 26.6 per cent of each of the Common and Non-Voting shares.

     o Verizon, and through its relationship with Genuity, is recognized as a leader in data and high-speed Internet networks and has an advanced fibre-optic network linking every major American city. The strategic partnership with Verizon gives TELUS scale, scope and global reach.

     o TELUS's cellular operation offers the full spectrum of wireless communications, from digital PCS (Personal Communication Services) to wireless data (i-Web) to cellular services. The company has 1.15 million wireless subscribers throughout British Columbia and Alberta.

     o TELUS has about 4.6 million network access lines in British Columbia and Alberta.

     o TELUS is the largest Internet service provider in Western Canada with 354,000 customers. Its growing network of regional Internet portals offers Canadians instant connections to local web sites and community information. The portals connect small business and local advertisers with local customers on line.

     o In June 2000, TELUS acquired 70 per cent of QuebecTel, a Quebec-based full-service telecommunications company. The deal added 46,000 wireless customers, 81,000 Internet customers and 302,000 network access lines. Verizon owns the remaining 30 per cent of QuebecTel.

     o TELUS is developing a trans-Canada fibre-optic network. This network will provide high-speed data and Internet services to Canadian businesses from coast to coast. In downtown Toronto, TELUS is building the largest metropolitan fibre-optic infrastructure in Canada.

     o In March 2000, TELUS launched resale cellular services in Ontario, Manitoba and Saskatchewan, adding 18,000 customers to date.

Clearnet Communications Inc. Backgrounder

Clearnet is a leading Canadian wireless communications company and the only one with two state-of-the-art digital networks: Clearnet PCS and The Mike Network. Founded in 1984 and public since 1994, Clearnet now serves approximately 700,000 clients across Canada.

Clearnet Class A Non-Voting shares are traded on the Toronto Stock Exchange (NET.A) and NASDAQ (CLNT). Since completing its initial public offering in October 1994, Clearnet has raised more than $3.2 billion in capital for the buildout and expansion of its two digital networks and services. Clearnet has developed strategic partnerships and exclusive supplier relationships with global wireless leaders such as Motorola, Nextel and Lucent Technologies.

     o Clearnet is based in Scarborough, Ontario and has more than 2,600 full-time equivalent employees across Canada.

     o At June 30, 2000, Clearnet had assets of $2.0 billion, including $299.5 million in cash and short-term investments, long-term debt of $2.4 billion and annualized revenues of $524 million. Clearnet's revenue for the quarter ended June 30, 2000 represented a 68.6 per cent increase over the result for the same period a year earlier.

     o At August 18, 2000, Clearnet's market capitalization (58.3 million basic shares outstanding) stood at approximately $2.7 billion.

     o Clearnet also has warrants exercisable into 959,025 Class A Non-voting shares at US$16.36 per share, unsecured subordinated debentures convertible into 2,307,690 Class A Non-voting shares at $65 a share, and 4,323,836 issued stock options.

     o Clearnet offers two digital wireless communications networks. Clearnet PCS is a powerful personal digital phone that offers national service, bundled calling features and both postpaid and prepaid (Pay & Talk) options. Mike is a wireless power tool for business that integrates PCS phone, Direct Connect two-way radio, alphanumeric paging, data and other communications services in a single compact handset.

     o At June 30, 2000, The Mike Network covered 20.8 million people (68 per cent of the population of Canada) and had 274,175 clients. At June 30, 2000, Clearnet PCS covered 17.2 million people (56 per cent of the population of Canada) and had 398,300 clients. Dual-mode roaming allows Clearnet PCS to cover 93 per cent of the Canadian population.

Clearnet continues to develop leading-edge digital wireless initiatives, including a recently launched digital prepaid service called Pay & Talk, the only prepaid service in Canada that offers Web Ready phones. In the last year, prepaid services have accounted for more than 50 per cent of the Canadian wireless industry's net subscriber additions. Clearnet now has the largest installed base of clients with .com ready wireless phones in Canada, and has announced plans to launch wireless Internet Services on both its digital networks later this summer.

Note: all dollar figures in Canadian dollars unless otherwise indicated.

MEDIA CONFERENCE/TELECONFERENCE CALL

Darren Entwistle, TELUS President and CEO, and George Cope, Clearnet President and CEO, will meet the media at a press conference today at 11:15am eastern time in the Ontario Room of the Royal York Hotel. To participate by phone, media should call 1-888-793-1722 or 416-641-6662 between 11:00 a.m. and 11:15 a.m.
eastern time. A recording of the call will be available shortly after the conference at 1-800-558-5253 (code: 16104841).

For more information, please visit http://www.telus.com/clearnet or call:

TELUS                                         Clearnet

Media inquiries:                              Media inquiries:

Patricia Bowles                               Mark Langton
(604) 329-0039                                (416) 684-3454

Doug Strachan                                 Investor inquiries:
(604) 432-2663
                                              Robert Mitchell
Investor inquiries:                           (416) 279-3219
                                              (416) 684-3219
John Wheeler
(780) 915-9636                                Robert Gardner
                                              (416) 279-4485

Forward Looking Statements

Some statements in this document look forward in time and deal with other than historical or current facts for TELUS and Clearnet. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to, the risks associated with: general business conditions in Canada and the companies' service territories in Canada; competition on wireless services (cellular), local and long distance services, data and internet services and within the Canadian telecommunications industry generally; adverse regulatory action; technological change; taxation; availability of sufficient funding; and generation of operating cashflow sufficient to provide financial viability. For additional information with respect to certain of these and other factors, see the reports filed by TELUS and Clearnet with Canadian provincial securities commissions and the United States Securities and Exchange Commission. TELUS and Clearnet disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the offer to exchange/prospectus, the solicitation/recommendation statement on Schedule 14D-9 and other offer documentation regarding the transaction to be filed with Canadian provincial securities commissions and the United States Securities and Exchange Commission, as they will contain important information. Security holders may obtain a free copy of the offer to exchange/prospectus (when available) and other related documents filed by TELUS and Clearnet at the SEC's Web site at www.sec.gov and the SEDAR Web site at www.sedar.com. When available, the offer to exchange/prospectus and the other documents may also be obtained from TELUS, Attention: TELUS Corporation Investor Relations, Floor 30-D, 10020-100 Street, Edmonton, AB T5J 0N5.